SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                         Commission File Number: 1-12835

                           NOTIFICATION OF LATE FILING

(Check One):     [ ]Form 10-K    [ ]Form 10-KSB   [ ]Form 11-K   [] Form 20-F
                     [ ]Form 10-Q     |X| Form 10-QSB     [ ]Form N-SAR

                           Period Ended: June 30, 2000

                                       OR

                        Transition Report on Form 10-K
                        Transition Report on Form 10-KSB
                        Transition Report on Form 2O-F
                        Transition Report on Form 11-K
                        Transition Report on Form 10-Q
                        Transition Report on Form 10-QSB
                        Transition Report on Form N-SAR

           For the Transition Period Ended: __________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the items to which the notification relates.

                                     PART I
                             REGISTRANT INFORMATION


World CallNet, Inc.
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Full Name of Registrant


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Former Name, if Applicable

Brecon House, Meridian Gate, 207 Marsh Wall
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Address of Principal Executive Office Street and Number)

London El49YT
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date, and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period, (Attach extra sheets if needed.)

         In October 1998 the registrant completed a merger with a United Kingdom based Company which became the succession of the basic business operations and interests of the registrant. The transaction was treated as a reverse acquisition and required that all administrative and operational functions be moved from Dallas, Texas to the new principal office in London, England. The new successor business is an Internet based enterprise that was engaged in initial capital formation and business development activities during 1999. The registrant changed its fiscal yearend to September 30 as a result of the merger.

         The periodic reporting process for the registrant is being transferred from Dallas, TX to London, where the financial records and business operations are located. Training personnel in the London office who are unfamiliar with SEC reporting and compiling the data to prepare the required financial reports imposed time constraints that rendered a timely filing of the Quarterly Report on Form 10-QSB impracticable without undue hardship and expense by the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date and represents that no other factors have caused the need for additional time for filing.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Gerard Farley                    011 44       171 335 8300
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         (Name)                     (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 month or for each shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             (X) Yes   (  ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             (X) Yes   (  ) No

      If so attach an explanation of the anticipated change, both narratively and quantitatively; and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attachment.

                               World CallNet, Inc.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2000                       By: /s/ Gerard Farley
                                                -----------------------------
                                                    Gerard Farley, President

                     ATTACHMENT REQUIRED BY PART IV, ITEM 3

The registrant estimates a loss of approximately $9,700,000 for the nine months ended June 30, 2000, including an estimated loss for the three months ended June 30, 2000 of approximately $4,900,000. For the nine and three months ended June 30, 1999, the registrant reported losses of $1,496,893 and $667,591, respectively. This represents a significant change in the results of operations reported for each comparative period.